January 8, 2025

Jonathan Lamb
Chief Executive Officer
Aurous Resources
Inanda Greens Business Park, Block A
Wierda Gables
54 Wierda Rd West, Wierda Valley
Sandton, 2196
South Africa

Richard Floyd
Chief Executive Officer
Blyvoor Gold Operations (Proprietary) Ltd and Blyvoor Gold Resources (Proprietary) Ltd
Inanda Greens Business Park, Block A
Wierda Gables
54 Wierda Rd West, Wierda Valley
Sandton, 2196
South Africa

       Re: Aurous Resources
           Amendment No. 4 to Registration Statement on Form F-4
           Filed December 20, 2024
           File No. 333-280972
Dear Jonathan Lamb and Richard Floyd:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 11, 2024 letter.
 January 8, 2025
Page 2

Amendment No. 4 to Registration Statement on Form F-4
Unaudited Pro Forma Condensed Combined Financial Information, page 172

1. Please revise the note reference to the 6,744,268 adjustment to the Trade and other payable account balance on your pro forma condensed combined statement of financial position to refer to note 2c)(iii) rather than note 2c)(iv). In addition, remove the reference to the Median Redemption Scenario in note 2k).
2. We note adjustment 2b) reflects R133,700,250 of proceeds from the assumed PIPE
       Financing in cash and cash equivalents and adjustment 2c)(ii)(a) reflects R74,770,221 of PIPE financing costs in accounts payable. Please clarify why you have elected to depict R74,770,221 of PIPE financing costs as a component of accounts payable rather than assuming such costs were paid in cash contemporaneous with the PIPE financing.
3. We note adjustment 2c)(iv) reflects R21,121,627 of Receivable due from Sponsor under the maximum redemption scenario. Please clarify if the Sponsor intends to comply with its obligation to fund the R21,121,627 at the time of
       the business combination.
Exhibits and Financial Statement Schedules, page II-2

4.     The Consent of Independent Registered Accounting Firm included as
Exhibit 23.5
       references their report dated July 24, 2024, except for the effects of the restatement disclosed in Notes 39 and 40, as to which the date is September 20, 2024, and the effects of the restatement disclosed in Note 41, as to which the date is December 20,
       2024 relating to the consolidated financial statements of Blyvoor Gold Resources
       Proprietary Limited. However, the audit report on page F-127 is dated December 6,
       2024 for the effects of the restatement disclosed in Note 41. Please obtain and file and updated consent that references the correct date of the audit opinion.
        Please contact Jenifer Gallagher at 202-551-3706 or John Cannarella at 202-551-3337
if you have questions regarding comments on the financial statements and related matters.
For questions regarding engineering comments, you may contact John Coleman at 202-551-
3610 or Karl Hiller at 202-551-3686. Please contact Michael Purcell at 202-551-5351 or
Timothy Levenberg at 202-551-3707 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:   John Stribling
      Ilana Ongun